April 28, 2008

TSX Venture Exchange Tier 1

Trading Symbol: OK

Orko Silver Hits 25.59 metres grading 222.3 g/t Silver-equivalent on Martha Vein

VANCOUVER, British Columbia - Orko Silver Corp. (TSX.V - OK) is pleased to announce that it has received further assay results from its on-going diamond drilling program at La Preciosa Project in Durango, Mexico.

Gary Cope, President of Orko, adds, “The Martha Vein continues to yield excellent grades across exceptionally wide intercepts. The strike length of the Martha structure is growing to the south east and current drilling is focused towards that direction. We are currently drilling holes 236-240 and we now have 85-90 holes drilled that were not in the last resource estimate. This, along with the significant intercepts from yet unnamed veins gives me cause for great optimism about the Company’s future.”

BP07-1 69

Vein	From (metres)	To (metres)	Core Length	True Width	Au (g/t)	Ag (g/t)	Ag-Eq (g/t)

Unnamed	219.19	219.82	0.63	0.59	1.489	513.9	603.2

Unnamed	226.70	228.14	1.44	1.35	1.363	242.1	323.9

Martha	249.94	276.43	26.49	25.59	0.306	204.0	222.3
Includes	251.16	263.95	12.79	12.35	0.342	343.3	363.7
Includes	262.30	262.87	0.57	0.55	1.846	1,748.3	1,859.1

Hole BP07-169 is located east of La Preciosa Ridge on mine section 15,300 N, with a Martha intercept 100 metres south of hole BP06-75ext. It is oriented azimuth 090, dip - 75 degrees. Martha Vein is a strong structure in andesite near the conglomerate contact.

BP07-1 68

Vein	From (metres)	To (metres)	Core Length	True Width	Au (g/t)	Ag (g/t)	Ag-Eq (g/t)

Unnamed	171.86	172.26	0.40	0.38	0.041	487.7	490.1

Unnamed	214.08	214.83	0.75	0.72	0.137	153.8	162.0

Unnamed	264.17	265.36	1.19	1.03	0.052	99.6	102.7

Martha	272.62	301.61	28.99	28.00	0.295	116.2	133.9
Includes	274.56	285.08	10.52	10.16	0.512	137.2	167.9
Includes	274.56	279.89	5.33	5.15	0.801	208.9	257.0
Includes	294.64	295.74	1.10	1.06	0.748	1,049.8	1,094.7

Hole BP07-168 is located east of La Preciosa Ridge on mine section 15,300 N, with a Martha intercept 100 metres west of hole BP08-169 and south of hole BP06-77. It is oriented azimuth 090, dip -75 degrees. Martha Vein is a strong structure in andesite and conglomerate as veins and stockworks.

BP07-1 54

Vein	From (metres)	To (metres)	Core Length	True Width	Au (g/t)	Ag (g/t)	Ag-Eq (g/t)

Unnamed	152.51	159.02	6.51	6.41	0.401	191.3	215.4
Includes	154.02	157.15	3.13	3.08	0.765	310.6	356.5
Includes	155.95	156.42	0.47	0.46	4.460	707.2	974.8

Unnamed	182.79	183.50	0.71	0.67	0.047	420.0	422.9

Martha	444.88	453.96	9.08	8.94	0.144	33.8	42.5
Includes	452.38	453.96	1.58	1.56	0.101	91.4	97.5
Includes	453.27	453.58	0.31	0.31	0.175	283.8	294.3

Hole BP07-154 is located east of La Preciosa Ridge on mine section 14,800 N, 100 metres east of BP06-67ext. It is oriented azimuth 000, dip -90 degrees. Of particular significance is an unnamed flat-lying vein which is hosted in andesite. This new vein, yet to be named, makes grade and thickness in this hole at 6.41 metres true width grading gold 0.401 g/t and silver 191.3 g/t for a silver-equivalent of 215.4 g/t. Martha is a vein and veinlets structure near the conglomerate/schist contact. Base metals are elevated in Martha at Zn 0.72 % and Pb 0.37%.

BP07-1 51

Vein	From (metres)	To (metres)	Core Length	True Width	Au (g/t)	Ag (g/t)	Ag-Eq (g/t)

Luz Elena	58.22	62.18	3.96	3.72	0.151	73.0	82.1
Includes	58.22	59.33	1.11	1.04	0.072	92.9	97.2
Includes	59.13	59.33	0.20	0.19	0.126	161.8	169.4

Unnamed	170.57	177.06	6.49	6.10	0.057	145.4	148.8
Includes	170.57	173.84	3.27	3.07	0.073	250.3	254.7
Includes	171.97	172.17	0.20	0.19	0.131	629.7	637.6

Unnamed	313.99	315.06	1.07	0.93	0.187	138.3	149.5
Includes	314.39	314.65	0.26	0.23	0.025	351.4	352.9

Martha	442.48	444.53	2.05	1.93	0.157	47.3	56.7
Includes	442.79	443.56	0.77	0.72	0.282	115.1	132.0
Includes	442.79	443.04	0.25	0.23	0.602	213.4	249.5

Unnamed	482.13	483.49	1.36	1.28	0.240	156.2	170.6

Hole BP07-151 is located east of La Preciosa Ridge on mine section 14,900 N, drilled from the same pad as BP06-70ext and BP07-153. It is oriented azimuth 090, dip -75 degrees. Martha vein in this location is a weak structure in conglomerates and does not make grade. Base metal values are higher in the lower portion of the hole.

Of particular note is the emergence of a structure below Luz Elena vein and above Martha vein. This new vein, yet to be named, makes grade and thickness in this hole at 6.10 metres true width grading gold 0.057 g/t and silver 145.4 g/t for a silver-equivalent of 148.8 g/t. The central core of this vein is 3.07 metres true width grading gold 0.073 g/t and silver 250.3 g/t, for a silver-equivalent of 254.7 g/t.

BP07-150A

Vein	From (metres)	To (metres)	Core Length	True Width	Au (g/t)	Ag (g/t)	Ag-Eq (g/t)

Martha	316.38	323.28	6.90	5.98	0.181	119.5	130.4
Includes	317.19	322.16	4.97	4.30	0.233	148.5	162.5
Includes	318.98	319.34	0.36	0.31	0.425	732.8	759.9

Unnamed	361.48	363.14	1.66	1.63	0.072	164.3	168.6
Includes	362.08	363.14	1.06	1.04	0.063	241.3	245.1
Includes	362.34	362.54	0.20	0.20	0.079	439.4	444.1

Hole BP07-150A is located east of La Preciosa Ridge on mine section 14,800 N, 100 metres south of hole BP07-143. It is oriented azimuth 090, dip -60 degrees. Martha vein is a strong structure in andesite. The lower vein is hosted in schist and has higher base metals.

A complete table of drill results is available at the link below: http://www.orkosilver.com/i/pdf/drillresults.pdf

A detailed drill plan map is available at the link below: http://www.orkosilver.com/i/pdf/drillplanmap.pdf

A printer friendly PDF format of this news release is available at the link below: http://www.investorhub.ca/orkonews04282008.pdf

Ben Whiting, P.Geo., is the Qualified Person and takes responsibility for the technical disclosure in this news release. Full details of the Company’s sampling protocols and QA/QC program can be located at our website at the link below:

http://www.orkosilver.com/s/QAQC.asp

Silver-equivalent for the purposes of this drilling program is defined as silver grade plus 60 times gold grade. Metallurgical recoveries and net smelter returns are assumed to be 100%.

About Orko Silver Corp.

Orko Silver Corp. is a professional exploration company with an increasing silver resource. Orko Silver's principal project, La Preciosa, located near the city of Durango, Mexico, is an advanced silver and gold project. The Company is currently drilling at La Preciosa using 4 rigs working 24 hours a day, 7 days a week. The deposit remains open in all directions and to depth. Two additional projects include the Santa Monica east of La Preciosa and the San Juan west of La Preciosa. All are undergoing exploration.

ON BEHALF OF THE BOARD OF DIRECTORS

Gary Cope President

For further information, contact Orko Silver Corp. at (604) 684-4691 or
Via email at info@orkosilver.com or visit our website on line at www.orkosilver.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for this News Release. This News Release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements. Orko relies upon litigation protection for forward-looking statements.

*Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission permits U.S. Mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “measured', “indicated', and “inferred' resources, which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 000-51923, which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml .